SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                        ----------------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                  National R.V. Holdings, Inc.
                        (Name of issuer)


                  Common Stock, $0.01 par value
                 (Title of class of securities)


                            637277104
                         (CUSIP number)


                     Donald E. Miller, Esq.
                      Senior Vice President
                       and General Counsel
                    The Fairchild Corporation
                      300 West Service Road
                         P.O. Box 10803
                   Chantilly, Virginia  22021
          (Name, Address and telephone number of person
        authorized to receive notices and communications)


                        December 15, 1993
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box          .
                                                 ----

     Check the following box if a fee is being paid with the
statement    X  .
          ------








                         Page 1 of  7  Pages

CUSIP No.  637277104           13D          Page 2 of  7  Pages


1.     Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       (a)   RHI Holdings, Inc.
             34-1545939

       (b)   The Fairchild Corporation
             34-0728587

2.     Check the appropriate box if a member of a group* (a)
                                                              ---
                                                         (b)
                                                              ---

3.     SEC use only

4.     Source of Funds*

           00

5.     Check box is disclosure of legal proceedings is required
       pursuant to item 2(d) or 2(e)
                                                          -----

6.    Citizenship or place of organization

          Delaware

Number of       7.     Sole Voting Power
  Shares                      0
Beneficially    8.     Shared Voting Power
 Owned by                  296,914
  Each          9.     Sole Dispositive Power
Reporting                     0
Person with    10.     Shared Dispositive Power
                           296,914

11.     Aggregate amount beneficially owned by each reporting
        person
             296,914

12.     Check box if the aggregate amount in row (11)
        excludes certain shares*
                                                          -----

13.     Percent of class represented by amount in row (11)

             8.4%

CUSIP No.  637277104           13D          Page 3 of 7 Pages


14.     Type of reporting person

             CO

Item. 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, $0.01 par value per share, of National R.V. Holdings, Inc. ("National
R.V."). The principal offices of National R.V. are located at 3411 N. Perris Boulevard, Perris, California 92571.


Item 2.  Identity and Background.

     The name and address of the persons filing this statement are RHI Holdings, Inc. ("RHI"), a Delaware corporation, 300 W. Service Road, Chantilly, Virginia 22021 and The Fairchild Corporation ("TFC"), a Delaware corporation, 300 West Service Road, Chantilly, Virginia 22021. TFC is a holding company that owns all of the outstanding stock of RHI and through RHI all of the outstanding common stock of Fairchild Industries, Inc. ("FII"). TFC conducts its operations through VSI Corporation, a wholly owned subsidiary of FII, in three business segments: aerospace fasteners, industrial products and communications services. Neither RHI nor TFC has, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The names and principal occupations of RHI's directors and executive officers are as follows. Unless otherwise indicated, the address of each person is 300 West Service Road, Chantilly, Virginia 22021, and the citizenship of each person is the U.S.

     Michael T. Alcox is a director, Vice President and Chief
Financial Officer of RHI.  He is also Senior Vice President,
Chief Financial Officer and a director of TFC.

     John L. Flynn is Vice President of RHI.  He is Vice
President, Tax, of TFC.

     John D. Jackson is Vice President and Secretary of RHI. He is Senior Vice President and Secretary of TFC.

     Irving Levine is a director of RHI. He is an investment banker. His address is P.O. Box 3287, Fall River, Massachusetts
02722.

CUSIP No.  637277104           13D          Page 4 of 7 Pages


     Frederick W. McCarthy is a director of RHI. He is also a director of TFC. Mr. McCarthy is Chairman of the Board of Triumph Capital Group, Inc. and Managing Director, The Boston Corporate Finance Group, Inc. His address is 60 State Street, 21st Floor, Boston, Massachusetts 02109.

     Donald E. Miller is Vice President of RHI.  He is Senior
Vice President and General Counsel of TFC.

     Jeffrey J. Steiner is Chairman of the Board, President and
Chief Executive Officer of RHI.  He is Chairman of the Board,
President and Chief Executive Officer of TFC. Mr. Steiner is a citizen of Austria.

     No director or executive officer of RHI has, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The names and principal occupations of TFC's directors and officers are as follows. Unless otherwise indicated, the address of each person is 300 West Service Road, Chantilly, Virginia
22021, and the citizenship of each person is the U.S.

     Messrs. Alcox, Flynn, Jackson, McCarthy, Miller, and
Steiner, all discussed above, are also directors and/or executive officers of TFC.

     Mortimer M. Caplin is a director of TFC. He is a senior member of Caplin & Drysdale (attorneys). His address is One
Thomas Circle, N.W., Washington, D.C.  20005.

     Philip David is a director of TFC and a consultant. His address is 58 Chester Square, London SW1 9EA1, United Kingdom.

     Thomas J. Flaherty is Chief Operating Officer and a director of TFC.

     Harold J. Harris is President of Wm. H. Harris, Inc.
(retailer).  He is a director of TFC.  His address is 641 Bald
Hill Road, Warwick, Rhode Island  02886-0700.

     Samuel J. Krasney is a director and Vice Chairman of TFC.
He recently retired as Chairman of the Board, Chief Executive Officer and President of Banner Aerospace, Inc. His address is 25700 Science Park Drive, Suite 300, Cleveland, Ohio 44122-7301.

CUSIP No.  637277104           13D          Page 5 of 7 Pages


     Herbert S. Richey is President of Richey Coal Company (coal properties-brokerage and consulting). He is a director of TFC.
His address is P.O. Box 1010, North Ridge, Hot Springs, Virginia
24445.

     Eric I. Steiner is Senior Vice President, Operations, and a director of TFC.

     No director or executive officer of TFC has, during the last five years, been convicted in a criminal proceeding, of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of National R.V. were acquired as a result of a distribution of assets of a partnership in which RHI, as successor in interest to TSG Holdings, Inc., is a limited partner.

Item 4.  Purpose of Transaction.

     See answer to Item 3 above. The shares of National R.V. are being held for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) RHI currently owns 296,914 shares of National R.V. common stock, which is 8.4% of the outstanding stock. RHI obtained 316,914 shares as a result of a distribution of partnership assets (see Item 3), and has sold 20,000 shares.

     (b) RHI has the power to vote and power to dispose or direct the disposition of the shares of National R.V. common stock. By virtue of its ownership of all of the outstanding stock of RHI, TFC may be deemed to share voting power and power to dispose or direct the disposition of the shares of National R.V. common stock. By virtue of the amount of outstanding common stock of TFC owned by Jeffrey J. Steiner, Mr. Steiner may be deemed to share voting power and power to dispose or direct the disposition of the shares of National R.V. common stock.

     (c) On May 3, 1994, RHI sold 5,000 shares of National R.V. at $9.75 per share. On May 13, 1994, RHI sold 2,000 shares at $9.75 per share. On May 17, 1994, RHI sold 3,000 shares at $9.75per share. On May 18, 1994, RHI sold 5,000 shares at $9.75 per share. On May 19, 1994, RHI sold 5,000 shares at $10.50 per

CUSIP No.  637277104           13D          Page 6 of  7  Pages


share.  All sales were over NASDAQ.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

             None.

Item 7.  Material to be Filed as Exhibits.

              None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   RHI HOLDINGS, INC.




                                   ---------------------------
                                           (Date)




                                   ---------------------------
                                   Michael T. Alcox




                                   ---------------------------
                                   Vice President and Chief
                                   Financial Officer

CUSIP No.  637277104           13D          Page 7 of  7  Pages


                                   THE FAIRCHILD CORPORATION




                                   ---------------------------
                                           (Date)




                                   ---------------------------
                                   Michael T. Alcox



                                   ---------------------------
                                   Senior Vice President and
                                   Chief Financial Officer